As filed with the Securities and Exchange Commission on February 12, 2004
                                                   Registration No. ____________
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM S-2

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

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                         PROVECTUS PHARMACEUTICALS, INC.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

          Nevada                          2834                        90-0233011
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(State or other jurisdiction of      (Primary Standard          (I.R.S. Employer
 incorporation or organization)   Industrial Classification       Identification
                                        Code Number)                     Number)

   7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931, (865) 769-4011
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     (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)
            ---------------------------------------------------------

                             Timothy C. Scott, Ph.D.
                                    President
                         Provectus Pharmaceuticals, Inc.
                         7327 Oak Ridge Highway, Suite A
                           Knoxville, Tennessee 37931
                                 (865) 769-4011

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

            ---------------------------------------------------------

                                   Copies to:

                            Michael S. McKinney, Esq.
                   Baker Donelson Bearman Caldwell & Berkowitz
                              207 Mockingbird Lane
                                    Suite 300
                          Johnson City, Tennessee 37904
                                 (423) 928-0181


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     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the registration statement until such time that all of the shares of common stock registered hereunder have been sold.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE

                                                                     Proposed
                                                                      maximum             Proposed
                                                                     offering              Maximum        Amount of
   Title of each class of                  Amount to be              price per            aggregate     registration
 securities to be registered              registered (1)               share            offering price       fee
-------------------------------------------------------------------------------------------------------------------

Common Stock, $.001 par value                   1,980,004 (2)            $1.46 (4)     $2,890,805.84        $366.27
Common Stock, $.001 par value                     395,000 (3)            $1.46 (4)        576,700.00          73.07
                                              -----------                -----           -----------      ---------
                                                2,375,004                              $3,467,505.84        $439.34(5)

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     (1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers such indeterminate number of additional shares of the Registrant's Common Stock, $0.001 par value (the "Common Stock"), as may be issuable upon conversion of the Registrant's 8% Convertible Debentures (the "Convertible Debentures") and exercise of the Warrants (as hereinafter defined) and the Other Warrants (as hereinafter defined) to prevent dilution resulting from stock splits, stock dividends or similar transactions.


     (2) Represents 150% of (a) up to 666,667 shares of Common Stock, issuable upon conversion of $500,000 in aggregate principal amount of the Convertible Debentures, at a per share conversion price of $0.75, (b) up to 53,335 shares of Common Stock issuable upon conversion of the Convertible Debentures with respect to interest accrued thereon through the maturity date thereof on the first anniversary of their issuance, and (c) up to 600,000 shares of Common Stock issuable upon exercise of warrants ("Warrants") issued in connection with the Convertible Debentures. The shares registered also include the shares, if any, issuable to the holders of the Convertible Debentures or the Warrants as liquidated damages or as a result of adjustments to the conversion prices of those debentures or warrants.


     (3) Represents (a) shares of Common Stock held by certain selling shareholders and (b) shares of Common Stock issuable upon exercise of certain other warrants ("Other Warrants") held by certain selling shareholders who are not holders of the Convertible Debentures.


     (4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sale price of the Common Stock as reported on the OTC Electronic Bulletin Board on February 5, 2004.

     (5) A total of $157.55 was previously paid by Provectus Pharmaceuticals, Inc. in connection with the filing of its Registration Statement on Form S-3 (Registration No. 333-111982) on January 16, 2004.

                         ------------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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                  SUBJECT TO COMPLETION, DATED FEBRUARY 12, 2004

PROSPECTUS

                         PROVECTUS PHARMACEUTICALS, INC.

                        2,375,004 Shares of Common Stock

     This prospectus relates to the sale by the selling shareholders of 2,375,004 shares of our common stock, par value $0.001, including the following:

     o 150% of up to 666,667 shares issuable upon conversion of our 8% Convertible Debentures with an initial conversion price of $0.75 per share;

     o 150% of up to 53,335 shares of common stock issuable upon conversion of the debentures with respect to interest accrued thereon through the maturity date;

     o 150% of up to 600,000 shares issuable upon exercise of warrants issued in connection with the debentures;

     o 326,000 shares issuable upon exercise of warrants held by selling shareholders who are not holders of debentures; and

     o    69,000 shares of our common stock held by selling shareholders.

     The conversion prices of the debentures and the exercise prices of the warrants are subject to adjustment under some circumstances. Please see the sections of this prospectus entitled "Agreements with the Convertible Debenture Holders," "Plan of Distribution" and "Description of Our Securities" for more information about the terms and conditions of our debentures and warrants.

     The selling shareholders may sell the shares from time to time at the prevailing market price or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We have agreed to pay the expenses in connection with the registration of these shares.

     Each of the selling shareholders may be deemed to be an "underwriter," as such term is defined in the Securities Act of 1933, which we refer to as the "Securities Act."

     Our common stock is quoted on the OTC Electronic Bulletin Board of the National Association of Securities Dealers under the trading symbol "PVCT".

     AS YOU REVIEW THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 8.

     Neither the Securities and Exchange Commission, which we refer to as the "SEC," nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is _______ ___, 2004.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                TABLE OF CONTENTS


Prospectus Summary.............................................................5
Recent Developments............................................................8
Risk Factors...................................................................8
Use Of Proceeds...............................................................13
Agreements With The Convertible Debenture Holders.............................14
Description Of Other Transactions.............................................15
Selling Shareholders..........................................................15
Description Of Securities.....................................................16
Plan Of Distribution..........................................................17
Indemnification Of Officers And Directors.....................................19
Where You Can Find More Information About Us..................................20
Incorporation Of Certain Information By Reference.............................20
Experts.......................................................................21
Legal Matters.................................................................21

Exhibit "A" - Form 10KSB for fiscal year ended December 31, 2002.............A-1

Exhibit "B" - Form 10QSB for the fiscal quarter ended September 30, 2003.....B-1

                               Prospectus Summary

     The following summary highlights aspects of the offering and the information incorporated by reference in this prospectus. This prospectus does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus carefully, including the "Risk Factors" section and the financial statements, related notes and the other more detailed information appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company" and "Provectus," refer to Provectus Pharmaceuticals, Inc. and its subsidiaries and not to the selling shareholders.

Our Company

     Provectus Pharmaceuticals, Inc., a Nevada corporation, and its two wholly owned subsidiaries, Xantech Pharmaceuticals, Inc. and Pure-ific Corporation, develop, license and market and plan to sell products in three sectors of the healthcare industry:

     o    Over-the-counter products, which we refer to as "OTC products";

     o    Prescription drugs; and

     o    Medical device systems.

     Through discovery and use of state-of-the-art scientific and medical technologies, the founders of our pharmaceutical business have developed a suite of core technologies that support multiple products in the prescription drug, medical device and OTC products categories. Our prescription drug products encompass the areas of dermatology and oncology and involve several types of drugs, including those produced by advanced biotechnology methods. Our medical device systems include therapeutic and cosmetic lasers, while our OTC products address markets primarily involving skincare applications.

     Because of our continuing losses and our need for additional capital to fund our development of pharmaceutical products, our independent accountants included a "going concern" uncertainty in their audit report on our audited financial statements for the year ended December 31, 2002. The "going concern" uncertainty signifies that substantial doubt exists about our ability to continue in business. Please see the section of this prospectus entitled "Risk Factors" for more information about the risks faced by us.

     This prospectus is accompanied by our Annual report on Form 10-KSB for the fiscal year ended December 31, 2002 and our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2003.

     Our principal executive office is located at 7327 Oak Ridge Highway, Suite A, Knoxville, Tennessee 37931, telephone 865/769-4011.

Risk Factors

     Investing in shares of our common stock involves significant risk. You should consider the information under the caption "Risk Factors" beginning on page 8 of this prospectus in deciding whether to purchase the common stock offered under this prospectus.

Our History

     Provectus Pharmaceuticals, Inc., formerly known as "Provectus Pharmaceutical, Inc." and "SPM Group, Inc.," was incorporated under Colorado law on May 1, 1978. SPM Group ceased operations in 1991, and became a development-stage company effective January 1, 1992, with the new corporate purpose of seeking out acquisitions of properties, businesses, or merger candidates, without limitation as to the nature of the business operations or geographic location of the acquisition candidate.

     On April 1, 2002, SPM Group changed its name to "Provectus Pharmaceutical, Inc." and reincorporated in Nevada in preparation for a transaction with Provectus Pharmaceuticals, Inc., a privately-held Tennessee corporation, which we refer to as "PPI." On April 23, 2002, an Agreement and Plan of Reorganization between Provectus Pharmaceutical and PPI was approved by the written consent of a majority of the outstanding shares of Provectus Pharmaceutical. As a result, holders of 6,680,000 shares of common stock of Provectus Pharmaceutical exchanged their shares for all of the issued and outstanding shares of PPI. As part of the acquisition, Provectus Pharmaceutical changed its name to "Provectus Pharmaceuticals, Inc." and PPI became a wholly owned subsidiary of Provectus. For accounting purposes, we treat this transaction as a recapitalization of PPI.

     On November 19, 2002, we acquired Valley Pharmaceuticals, Inc., a privately-held Tennessee corporation formerly known as Photogen, Inc., by merging our subsidiary PPI with and into Valley and naming the surviving corporation "Xantech Pharmaceuticals, Inc." By acquiring Valley, we acquired our most important intellectual property, including issued U.S. patents and patentable inventions, with which we intend to develop:

prescription drugs, medical and other devices (including laser devices) and over-the-counter pharmaceutical products in the fields of dermatology and oncology; and

technologies for the preparation of human and animal vaccines, diagnosis of infectious diseases and enhanced production of genetically engineered drugs.

     Prior to the acquisition of Valley, we were considered to be, and continue to be, in the development stage and had not generated any revenues from the assets we acquired.

     On December 5, 2002, we acquired the assets of Pure-ific L.L.C., a Utah limited liability company, and created a wholly owned subsidiary, Pure-ific Corporation, to operate that business. We acquired the product formulations for Pure-ific personal sanitizing sprays, along with the "Pure-ific" trademarks. We intend to continue product development and begin to market a line of personal sanitizing sprays and related products to be sold over the counter under the "Pure-ific" brand name.

The Offering

Securities offered         2,375,004 shares of common stock. (1)

Use of proceeds            We will not receive any proceeds from the sale of the
                           common stock by the selling shareholders. Please see the section of this prospectus entitled "Use of Proceeds" for more information.

--------------------------

(1) As of December 31, 2003. Includes:


     o 150% of (a) up to 666,667 shares of our common stock issuable upon conversion of $500,000 in aggregate principal amount of our one year 8% Convertible Debentures at a per share conversion price of $0.75,
          (b) up to 53,335 shares of common stock issuable upon conversion of the debentures with respect to accrued interest through the maturity date of the debentures, and (c) up to 600,000 shares of common stock issuable upon exercise of warrants issued in connection with the debentures;

     o    69,000   shares  of  common   stock  held  by  some  of  the   selling
          shareholders; and

     o 326,000 shares of common stock issuable upon exercise of some other warrants held by some of the selling shareholders who are not holders of the debentures.

The shares described in the first clause above also include the shares, if any, we may issue to the holders of the debentures or warrants as liquidated damages or as a result of adjustment to those debentures and warrants. For a description of the agreements between us and the holders of the debentures, see the section of this prospectus entitled "Agreements with the Convertible Debenture Holders."

                              Recent Developments

Securities Offerings

In November 2003, we completed a short-term unsecured debt financing in the aggregate gross amount of $500,000. On November 19, 2003, we issued in a private placement to "accredited investors" under the Securities Act of 1933, as amended, (i) $500,000 in the aggregate principal amount of our 8% unsecured convertible debentures; (ii) warrants to purchase up to 500,000 shares of our common stock at an exercise price of $1.00 per share; and (iii) warrants to purchase up to 100,000 shares of our common stock at an exercise price of $1.25 per share. We used the proceeds of the offering to provide short-term working capital.

In December 2003, we commenced an offering for sale up to approximately $1 million of our restricted common stock. Net proceeds to us were initially expected to be approximately $400,000 to $600,000. We have since increased this offering amount to $2 million and have received proceeds of approximately $740,000. If we are successful in selling the remaining shares, total net proceeds are expected to be approximately $800,000 to $1.2 million. The transaction is a Regulation S offering to foreign investors as defined by Regulation S of the Securities Act. The restricted shares cannot be traded for 12 months. After the first 12 months, sales of the shares are subject to restrictions under Rule 144 for an additional year. We have engaged a placement agent to assist us in the offering.

Settlement of Litigation

A suit was filed by Kelly Adams, on behalf of himself and as representative of some of our stockholders on April 17, 2003 in the Third Judicial District Court, Salt Lake County, Utah. The suit named our former subsidiary, PPI, and Michael
L. Labertew, an attorney in Salt Lake City, Utah, as defendants, and sought to rescind the Agreement and Plan of Reorganization dated April 22, 2002 by which we acquired PPI (with PPI becoming our wholly owned subsidiary) and PPI's former stockholders acquired majority ownership of our common stock.

On June 16, 2003, we and Xantech executed a settlement agreement with the plaintiff, Mr. Adams, and with Justeene Blankenship, Nicholas Julian, and Pacific Management Services, Inc., the corporation formerly operated by Mr. Julian and Ms. Blankenship. Pursuant to the settlement agreement, Mr. Adams agreed to dismiss the litigation pending in the court with prejudice and, in connection therewith, to file the settlement agreement with the court to govern the future relations between the parties. In addition, the parties to the settlement agreement entered into mutual releases and certain other covenants and agreements.

On June 18, 2003, Mr. Adams and PPI submitted to the court a stipulated order of dismissal with prejudice and release of stock certificates. The court entered the order, thereby dismissing the litigation with prejudice, on June 25, 2003.

                                  Risk Factors

     Before you purchase our securities, you should carefully consider the risks described below and the other information contained in this prospectus, including our financial statements and related notes. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the adverse events described in this "Risk Factors" section actually occurs, our business, results of operations and financial condition could be materially adversely affected and you might lose all or part of your investment.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

     Our independent public accountants have expressed substantial doubt about our ability to continue as a going concern in their report on our December 31, 2002 financial statements. Currently, our continuance as a going concern is dependent upon our ability to raise capital or achieve profitable operations. Our technologies are in early stages of development. We have generated minimal initial revenues from sales and operations but we do not expect to generate sufficient revenues to enable us to be profitable for several calendar quarters. We require additional funding to continue initial production and distribution of OTC products in order to achieve meaningful sales volumes. In addition, we must raise substantial additional funds in order to fully implement our integrated business plan, including execution of the next phases in clinical development of our pharmaceutical products and resumption of research programs currently suspended.

     Ultimately, we must achieve profitable operations if we are to be a viable entity. We intend to proceed as rapidly as possible with the development of OTC products that can be sold with a minimum of regulatory compliance and with the development of revenue sources through licensing of our existing intellectual property portfolio. We cannot assure you that we will be able to raise sufficient capital to sustain operations before we can commence revenue generation or that we will be able to achieve, or maintain, a level of profitability sufficient to meet our operating expenses and continue as a going concern.

Because of our limited operations and the fact that we are currently generating limited revenue, we are unable to pay our debt.

     We currently have approximately $1,780,939 in debt outstanding, consisting of

     o $1,025,959 in principal and approximately $89,950 in accrued but unpaid interest owed to Gryffindor Capital Partners I, LLC, a Delaware limited liability company, pursuant to a Convertible Secured Promissory Note dated November 26, 2002; and

     o $500,000 in principal and approximately $8,600 in accrued interest owed to the holders of our debentures; and

     o $149,000 in principal, plus approximately $7,430 of accrued interest, owed to Eric A. Wachter, Ph.D., our Vice President - Pharmaceuticals.

     We are trying to secure additional financing, but have not yet succeeded in doing so. Our ability to satisfy our current debt service obligations and any additional obligations we might incur will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legislative and regulatory factors, many of which are beyond our control. If our cash flow and capital resources continue to be insufficient to fund our debt service obligations, we may be forced to reduce or delay planned acquisitions, expansion and capital expenditures, sell assets, obtain additional equity capital or restructure our debt. Additionally, our creditors could accelerate our payment obligations, commence foreclosure proceedings against our assets or force us into bankruptcy or liquidation. In such events, any proceeds may not be sufficient to pay off our creditors and you could lose all or part of your investment in our common stock. We cannot assure you that our operating results, cash flow and capital resources will be sufficient for payment of our debt service and other obligations in the future.

We will need additional capital to conduct our operations and develop our products, and our ability to obtain the necessary funding is uncertain.

     We will require substantial capital resources in order to conduct our operations and develop our products. We estimate that our existing capital resources will be sufficient to fund our current and planned operations only through March 30, 2004, and we may need additional capital at an earlier date. We have based this estimate on assumptions that may prove to be wrong, and we cannot assure that estimates and assumptions will remain unchanged. For example, we are currently assuming that we will continue to operate without any significant staff or other resources expansion. We intend to acquire additional funding through public or private equity financings or other financing sources that may be available. Additional financing may not be available on acceptable terms, or at all, and our independent auditors' going concern qualification may make it more difficult for us to obtain additional funding to meet our objectives. As discussed in more detail below, additional equity financing could result in significant dilution to shareholders. Further, in the event that additional funds are obtained through licensing or other arrangements, these arrangements may require us to relinquish rights to some of our technologies, product candidates or products that we would otherwise seek to develop and commercialize ourselves. If sufficient capital is not available, we may be required to delay, reduce the scope of or eliminate one or more of our product development programs, any of which could have a material adverse effect on our business and may impair the value of our patents and other intangible assets.

Existing shareholders may face dilution from our financing efforts.

     We must raise additional capital from external sources to execute our business plan. We plan to issue debt securities, capital stock, or a combination of these securities. We may not be able to sell these securities, particularly under current market conditions. Even if we are successful in finding buyers for our securities, the buyers could demand high interest rates or require us to agree to onerous operating covenants, which could in turn harm our ability to operate our business by reducing our cash flow and restricting our operating activities. If we were to sell our capital stock, we might be forced to sell shares at a depressed market price, which could result in substantial dilution to our existing shareholders. In addition, any shares of capital stock we may issue may have rights, privileges, and preferences superior to those of our common shareholders.

The prescription drug and medical device products in our internal pipeline are at an early stage of development, and they may fail in subsequent development or commercialization.

     We are continuing to pursue clinical development of our most advanced pharmaceutical drug products, Xantryl and Provecta, for use as treatments for specific conditions. These products and other pharmaceutical drug and medical device products that we are currently developing will require significant additional research, formulation and manufacturing development, and pre-clinical and extensive clinical testing prior to regulatory licensure and commercialization. Pre-clinical and clinical studies of our pharmaceutical drug and medical device products under development may not demonstrate the safety and efficacy necessary to obtain regulatory approvals. Pharmaceutical and biotechnology companies have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in earlier trials. Pharmaceutical drug and medical device products that appear to be promising at early stages of development may not reach the market or be marketed successfully for a number of reasons, including the following:

     o a product may be found to be ineffective or have harmful side effects during subsequent pre-clinical testing or clinical trials,

     o    a product may fail to receive necessary regulatory clearance,

     o    a product may be too difficult to manufacture on a large scale,

     o    a product may be too expensive to manufacture or market,

     o    a product may not achieve broad market acceptance,

     o others may hold proprietary rights that will prevent a product from being marketed, or

     o    others may market equivalent or superior products.

     We do not expect any pharmaceutical drug products or medical device products that we are developing to be commercially available for at least several years, if at all. Our research and product development efforts may not be successfully completed and may not result in any successfully commercialized products. Further, after commercial introduction of a new product, discovery of problems through adverse event reporting could result in restrictions on the product, including withdrawal from the market and, in certain cases, civil or criminal penalties.

Our OTC products are at an early stage of introduction, and we cannot be sure that they will be widely accepted in the marketplace.

     We recently have begun marketing GloveAid and Pure-ific, our first two OTC products, on a limited basis. In order for these products to become commercially successful, we must increase significantly our distribution of them. Increasing distribution of these products requires, in turn, that we or distributors representing us increase marketing of these products. In view of our limited financial resources, we may be unable to afford increases in the costs of marketing of our OTC products sufficient to improve our distribution of our products. Even if we can and do increase our marketing expenditures for our OTC products, we cannot give you any assurances that we can successfully increase our distribution of our products.

     If we do begin increasing the distribution of our OTC products, we must increase our production of these products in order to fill our distribution channels. Increased production will require additional financial resources that we do not have at present. Additionally, we may succeed in increasing production without succeeding in increasing sales, which could leave us with excess, possibly unsaleable, inventory.

Competition in the prescription drug, medical device and OTC pharmaceuticals markets is intense, and we may be unable to succeed if our competitors have more funding or better marketing.

     The pharmaceutical and biotechnology industries are intensely competitive. Other pharmaceutical and biotechnology companies and research organizations currently engage in or have in the past engaged in research efforts related to treatment of dermatological conditions or cancers of the skin, liver and breast, which could lead to the development of products or therapies that could compete directly with the prescription drug, medical device and OTC products that we are seeking to develop and market.

     Many companies are also developing alternative therapies to treat cancer and dermatological conditions and, in this regard, are our competitors. Many of the pharmaceutical companies developing and marketing these competing products have significantly greater financial resources and expertise than we do in:

     o    research and development,

     o    manufacturing,

     o    preclinical and clinical testing,

     o    obtaining regulatory approvals, and

     o    marketing.

     Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs.

     In addition to the above factors, we expect to face competition in the following areas:

     o    product efficacy and safety;

     o    the timing and scope of regulatory consents;

     o    availability of resources;

     o    reimbursement coverage;

     o    price; and

     o patent position, including the potentially dominant patent positions of others.

     As a result of the foregoing, our competitors may develop more effective or more affordable products or achieve earlier product commercialization than we do.

If we do not update and enhance our technologies, they will become obsolete.

     The pharmaceutical market is characterized by rapid technological change, and our future success will depend on our ability to conduct successful research in our fields of expertise, to discover new technologies as a result of that research, to develop products based on our technologies, and to commercialize those products. If we fail to stay at the forefront of technological development, we will be unable to compete effectively. Our competitors are using substantial resources to develop new pharmaceutical technologies and to commercialize products based on those technologies. Accordingly, our technologies may be rendered obsolete by advances in existing technologies or the development of different technologies by one or more of our current or future competitors.

If we lose any of our key personnel, we may be unable to successfully execute our business plan.

     Our business is presently managed by three key employees:

     o    H. Craig Dees, Ph.D., our Chief Executive Officer;

     o    Timothy C. Scott, Ph.D., our President; and

     o    Eric A. Wachter, Ph.D. our Vice President - Pharmaceuticals.

     In addition to their responsibilities for management of our overall business strategy, Drs. Dees, Scott and Wachter are our chief researchers in the fields in which we are developing and planning to develop prescription drug, medical device and OTC products. Also, as of January 13, 2004, we owe $374,586 in accrued but unpaid compensation to our employees, most of which is owed to our three key employees. The loss of any of these key employees could have a material adverse effect on our operations, and our ability to execute our business plan might be negatively impacted. Any of these key employees may leave us if they choose to do so, and we cannot assure you that we would be able to hire similarly qualified executives if any of our key employees should choose to leave.

Because we have a limited number of employees, our management may be unable to successfully manage our business.

     In order to successfully execute our business plan, our management must succeed in all of the following critical areas:

     o    Researching   diseases  and   possible   therapies  in  the  areas  of
          dermatology and skin care, oncology, and biotechnology;

     o Developing prescription drug, medical device and OTC products based on our research;

     o    Marketing and selling developed products;

     o    Obtaining   additional  capital  to  finance  research,   development,
          production and marketing of our products; and

     o    Managing our business as it grows.

     As discussed above, we currently have only three employees, all of whom are full-time employees. The greatest burden of succeeding in the above areas therefore falls on Drs. Dees, Scott and Wachter. Focusing on any one of these areas may divert their attention from our other areas of concern and could affect our ability to manage other aspects of our business. We cannot assure you that our management will be able to succeed in all of these areas or, even if we do so succeed, that our business will be successful as a result.

Our common stock price can be volatile because of several factors, including a limited public float.

     During the twelve-month period ended December 31, 2003, the sale price of our common stock fluctuated from $2.00 to $0.20 per share. We believe that our common stock is subject to wide price fluctuations because of several factors, including:

     o    absence of meaningful earnings and external financing;

     o a relatively thin trading market for our common stock, which causes trades of small blocks of stock to have a significant impact on our stock price;

     o general volatility of the stock markets and the market prices of other publicly traded companies; and

     o investor sentiment regarding equity markets generally, including public perception of corporate ethics and governance and the accuracy and transparency of financial reporting.

We have raised substantial amounts of capital in private placements from time to time.

     We have offered and sold securities in private placements in reliance upon exemptions from the registration requirements of the SEC and state agencies. These exemptions are highly technical in nature and if we inadvertently failed to comply with the requirements of any of the exemptive provisions, investors might have the right to rescind their purchase of our securities or sue for damages. If one or more investors were to successfully seek rescission or prevail in any suit, we could face severe financial demands that could materially and adversely affect our financial position.

Financings that may be available to us under current market conditions frequently involve sales at prices below the prices at which our common stock trades on the Over the Counter Electronic Bulletin Board, as well as the issuance of warrants or convertible debt that require exercise or conversion prices that are calculated in the future at a discount to the then market price of our common stock.

     Any agreement to sell, or convert debt or equity securities into, common stock at a future date and at a price based on the then current market price will provide an incentive to the investor or third parties to sell the common stock short to decrease the price and increase the number of shares they may receive in a future purchase, whether directly from us or in the market. For example, the initial conversion rate of the debentures is equal to the lower of
(i) 75% of the average market price of our common stock for the twenty (20) trading days ending on the twentieth trading day subsequent to the effective date of the registration statement of which this prospectus forms a part or (ii) $0.75 per share. If the average market price of our common stock is so low that it causes the conversion rate on the debentures to fall below approximately $0.73, and if the debenture holders enforce this provision of our agreement with them, we will have to issue more shares to the debenture holders upon conversion of the debentures and the anti-dilutive provisions contained in our agreements with Gryffindor will become operative. If these anti-dilutive provisions become operative, we may be required to issue a significant number of shares of common stock to Gryffindor. We will not receive any additional proceeds from Gryffindor for the issuance of these shares of common stock. Other financings that we may obtain may contain similar provisions, and the existence of anti-dilutive provisions in some of our existing financings may make it more difficult for us to obtain financing in the future. These types of transactions which cause the issuance of our common stock in connection with the exercise or conversion of securities may result in substantial dilution to the remaining holders of our common stock

Financings that may be available to us frequently involve high selling costs.

     Because of our limited operating history, low market capitalization, thin trading volume and other factors, we have historically had to pay high costs to obtain financing and expect to continue to be required to pay high costs for any future financings in which we may participate. For example, our past sales of shares and our sale of the debentures have involved the payment of finder's fees or placement agent's fees. These types of fees are typically higher for small companies like us. Payment of fees of this type reduces the amount of cash that we receive from a financing transaction and makes it more difficult for us to obtain the amount of financing that we need to maintain and expand our operations.

We have not had earnings, but if earnings were available, it is our general policy to retain any earnings for use in our operation.

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our stock price is below $5.00 per share and is treated as a "Penny Stock" which places restrictions on broker-dealers recommending the stock for purchase.

     Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, which we refer to as the "Exchange Act," and its rules. The SEC has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:

     o broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market;

     o    broker-dealers   must   disclose  the   commissions   payable  to  the
          broker-dealer and its registered representative;

     o    broker-dealers must disclose current quotations for the securities;

     o if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and

     o a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customers account and information on the limited market in penny stocks.

     Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our common stock remains subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. As a result, fewer broker-dealers may be willing to make a market in our stock, which could affect your ability to re-sell your shares.

Forward-Looking Statements

     Some of the information contained in this prospectus and the documents incorporated by reference into this prospectus include forward-looking statements (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), which mean that they relate to events or transactions that have not yet occurred, our expectations or estimates for our future operations, our growth strategies or business plans or other facts that have not yet occurred. These statements can be identified by the use of forward-looking terminology such as "might," "may," "will," "could," "expect," "anticipate," "estimate," "likely," "believe," or "continue" or the negative thereof or other variations thereon or comparable terminology. The above risk factors contain discussions of important factors that should be considered by prospective investors for their potential impact on forward-looking statements included in this prospectus and in the documents incorporated by reference into this prospectus. These important factors, among others, may cause actual results to differ materially and adversely from the results expressed or implied by the forward-looking statements.

                                 Use Of Proceeds

     The selling shareholders will receive the net proceeds from the sale of shares. We will not receive any of the proceeds from any sale of the shares by the selling shareholders. However, we will receive the proceeds from any cash exercise of warrants to purchase some of the shares offered by this prospectus. If all warrants are exercised for cash, we would receive proceeds of $822,100. Any proceeds we receive will be used for working capital purposes. Please see the section of this prospectus entitled "Agreements With The Convertible Debenture Holders" and "Description of Other Transactions" for more information about the warrants.

                Agreements With The Convertible Debenture Holders

     We are registering a portion of the shares in order to satisfy our obligations to the holders of our debentures. Under a securities purchase agreement, dated as of November 19, 2003, between us and the holders of the debentures, those holders committed to purchase the debentures from us for an aggregate of $500,000. We refer to this agreement in this prospectus as the "Securities Purchase Agreement." We have already received the funding from the sale of these debentures.

     The debentures have a maturity date of November 30, 2004 and are convertible into shares of our common stock at an initial conversion rate equal to the lower of (i) 75% of the average market price for the twenty (20) trading days ending on the twentieth trading day subsequent to the effective date of the registration statement of which this prospectus forms a part or (ii) $0.75 per share. This conversion price is subject to adjustment if there are certain capital adjustments or similar transactions, such as a stock split or merger. Interest at 8% per annum is due on the earlier to occur of the conversion of the debenture or the maturity date. On conversion or at maturity, we have the option to pay accrued interest in cash or shares of our common stock valued at the conversion price in effect at that time. The option to pay interest in shares of our common stock, however, is subject to the following conditions: the registration statement covering the resale of such shares must be in effect at the time of issuance and the issuance of such shares of common stock to the holder of the debentures cannot result in the holder and its affiliates beneficially owning more than 4.99% of the then outstanding shares of our common stock. This limitation is further discussed below in this section.

     In connection with the issuance of the debentures, we issued to the holders thereof 500,000 warrants to purchase shares of our common stock. Each holder received warrants to purchase one share of common stock for each dollar invested in a debenture. In connection with the issuance of the debentures, we also issued 100,000 warrants to a placement agent.

     The warrants issued in connection with the debentures are exercisable at a per share exercise price equal to $1.00, except for the warrants issued to the placement agent which are exercisable at a per share exercise price equal to $1.25. These exercise prices are also subject to adjustment if there are capital adjustments or similar transactions, such as a stock split or merger. The warrants provide for cashless exercise rights after one year if there is no effective registration statement covering the resale of the holder's shares. The warrants issued in connection with the debentures expire on November 19, 2005, except for the warrants issued to the placement agent which expire on November 19, 2006.

     The terms of the debentures and warrants specify that the beneficial owner can convert a debenture or exercise a warrant by giving notice to us. Each conversion or warrant exercise is subject to the following limitation: the holder may not convert the debentures or exercise its warrant to the extent that the conversion or exercise would result in the owner and its affiliates beneficially owning more than 4.99% of our then outstanding stock (after taking into account the shares of our common stock issuable upon the conversion or warrant exercise). If the holder then disposes of some or all of its holdings, it can again convert its debenture or exercise its warrant.

     Pursuant to the Securities Purchase Agreement and a registration rights agreement, we are obligated initially to register under the Securities Act 150% of the number of shares issuable on conversion of the full aggregate principal amount of the debentures plus interest thereon accrued through the maturity date thereof and 150% of the number of shares of common stock issuable upon exercise of the warrants issued in connection with the debentures. We are also obligated to keep the registration statement of which this prospectus forms a part effective until the earliest of the date on which the holders may sell all shares registered on their behalf under this prospectus under Rule 144 promulgated under the Securities Act, or the date on which the holders no longer own any of those shares.

     In the Securities Purchase Agreement, we have agreed that, without the prior consent of the holders, we will not enter into any subsequent offer or sale of our common stock (or securities convertible into common stock) with any third party on any date which is earlier than 90 days after the effective date of this prospectus (plus the number of days, if any, during which the registration statement is suspended in the interim). The holders have agreed supplementally to waive de minimus issuances of common stock issued to our vendors and consultants and issued in settlement of a patent interference case against us. If we breach our obligations relating to any third party transactions,

     o the conversion price then in effect in the debentures will be adjusted to be equal to the lowest of (x) 90% of the conversion price then in effect or (y) 75% of the lower of (A) lowest fixed price of any security in the new transaction or (B) the lowest conversion price that would be applicable in the new transaction; and

     o the exercise price and number of shares specified in the warrant will be adjusted to correspond to the instruments relating to such transaction.

We may also be required to issue additional shares with respect to portions of debentures previously converted, based on the adjusted conversion price. In addition, in case of breach, the debentures holders may declare us in default and require us to immediately redeem each unconverted debenture and may exercise other remedies as provided in the debentures.

     The additional shares, if any, which might be issued to a holder on account of any of the adjustments referred to in the preceding paragraphs are covered by the registration statement and this prospectus.

     Under  the  registration  rights  agreement,  we will be  obligated  to pay liquidated  damages  to the  holders  of  the  debentures  if  the  registration statement is not declared effective by February 17, 2004 or if, the effectiveness of the registration statement is subsequently suspended for more than the permitted periods described below. The permitted suspension periods are up to 2 suspension periods during any consecutive 12-month period, but each period shall not be for more than 10 days or begin less than 10 days after the preceding suspension period ended. The date any such suspension commences, beyond such permitted restrictions, is referred to as a "Restricted Sale Date". The amount that we must pay to the debenture holders in respect of the liquidated damages associated with the delays in the effective date or after a Restricted Sale Date will be (A) 2% of the principal amount of all the debentures during the first 30-day period, and (B) 2% of the principal amount of all debentures for each subsequent 30-day period or partial 30-day period. After the effective date, the principal amount of the debentures used in determining the liquidated damages will be adjusted to equal the sum of (X) the principal amount of all debentures not yet converted and (Y) the principal amount of the debenture converted within the preceding 30 days but not yet sold. Notwithstanding the foregoing, no such liquidated damages will be due for the delay in the effective date if the effective date of this prospectus actually occurs by February 17, 2004. The debenture holders have the right to have these liquidated damages paid in shares of common stock (valued at the conversion price). We may make that election also if the effective date has occurred within 150 days after the execution and delivery of the Securities Purchase Agreement, provided the registration statement is then currently effective. The additional shares, if any, which might be issued to a holder of the debentures in payment of these liquidated damages are covered by the registration statement and this prospectus.

     We refer you to the Securities Purchase Agreement and the registration rights agreement, and the forms of debentures and warrants, that are filed as exhibits to the registration statement for more complete description of the complex provisions that are summarized under this caption.

                        Description Of Other Transactions

     We are also registering 395,000 shares held by other selling shareholders and shares issuable upon exercise of other warrants held by other selling shareholders who are not holders of the debentures (or affiliates thereof). These selling shareholders acquired their beneficial interest in the common stock through various private placements of securities. These selling shareholders are permitted to have their shares registered for resale in the registration statement as a result of so-called "piggy-back" registration rights, which means that, because we are required by the registration rights agreement to file the registration statement, holders of "piggy-back" registration rights must also be given the opportunity to have their shares registered in the registration statement. We refer you to the registration rights agreements relating to some of these shares that are filed as exhibits to this registration statement for more complete description of the provisions of those registration rights agreements.

                              Selling Shareholders

     The  following  table  sets  forth the  shares  beneficially  owned,  as of
December 31, 2003, by the selling shareholders prior to the offering contemplated by this prospectus, the number of shares each selling shareholder is offering by this prospectus and the number of shares which each would own beneficially if all the offered shares are sold. Except Viscount Investments, Ltd., the selling shareholders acquired their beneficial interests in the shares being offered hereby in private placements described under the heading "Description of Other Transactions." As compensation for its services as placement agent for private placement of the debentures and related warrants, we issued warrants to purchase common stock to Viscount Investments, Ltd. and its designees in connection with that private placement.

     Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. However, each of the selling shareholders is subject to limitations on the conversion of their debentures and the exercise of their warrants, if any. The most significant of these limitations is that the selling shareholder may not convert its debentures or exercise its warrants, if the conversion or exercise would cause such holder's beneficial ownership of our common stock (excluding shares underlying any of their unconverted debentures or unexercised warrants) to exceed 4.99% of the outstanding shares of common stock. Also, the table below includes the number of shares which would be issued upon conversion of a convertible debenture in payment of all accrued interest through its maturity date, which is more than 60 days from the date of this prospectus and shares which might be issuable on the occurrence of events which have not yet occurred and may not occur. Therefore, although they are included in the table below, the number of shares of common stock for some listed persons may include shares that may not be purchased during the 60-day period.

                                               Beneficial
Names and Addresses                             Ownership       Shares Registered       Post-Offering         %
-------------------                             ---------       -----------------       -------------        ---
Platinum Partners Value Arbitrage Fund           915,000         915,000 (1)(2)                 0             0
Huberfeld Family, LLC                            274,500         274,500 (1)(2)                 0             0
Martin Stern                                     274,500         274,500 (1)(2)                 0             0
M/S Family Foundation                            183,002         183,002 (1)(2)                 0             0
Eliezer Rosenthal                                183,002         183,002 (1)(2)                 0             0
Viscount Investments, Ltd.                       150,000         150,000 (3)                    0             0
Strategic Growth International                   126,000         126,000 (3)                    0             0
Bruce A. Cosgrove (4)                            446,876         100,000 (3)              346,876             *
George F. Matin (4)                              330,955         100,000 (3)              230,955             *
Kevin Leigh (4)                                   53,000          24,000                   29,000             *
JG Capital, Inc. (4)                              35,000          35,000                        0             0
The Research Foundation of State
   University of New York                         10,000          10,000                        0             0

------------------
*  Less than 1%

(1) The numbers on the table reflect the actual number of shares issued or issuable to the selling shareholder. We are registering 150% of the shares underlying the convertible debentures held by the selling shareholder to include other shares of our common stock which might be issuable to the selling shareholder under the terms of the agreements between us and the selling shareholder. See the sections of this prospectus titled "Agreements With The Convertible Debenture Holders" for more information regarding our debentures.

(2) Includes shares of common stock issuable on conversion or payment of or as interest on 8% Convertible Debentures Due November 30, 2004, and on exercise of warrants and as contemplated by terms of agreements between us and the selling shareholder.

(3) Includes shares of common stock issuable upon the exercise of warrants.

(4) The selling shareholder has acted as a consultant for us within the past three years.

Relationship Between Provectus and the Selling Shareholders

     None of the selling shareholders are affiliates or controlled by our affiliates. None of the selling shareholders are now or were at any time in the past an officer or director of ours or any of any of our predecessors or affiliates. We have separate contractual obligations to file this registration with each of the selling shareholders.

                            Description Of Securities

Common Stock

     We are authorized to issue 100,000,000 shares of common stock, $.001 par value per share, of which 10,877,509 shares were outstanding and held of record as of December 31, 2003, by approximately 1,787 shareholders of record. A significant portion of our common stock is held in either nominee name or street name brokerage accounts. All outstanding shares of common stock are fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. Holders of shares of common stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefor and to share ratably in our assets available upon liquidation, dissolution or winding up. The holders of shares of the common stock do not have cumulative voting rights for the election of directors and, accordingly, the holders of more than 50% of the shares of common stock are able to elect all directors. Our Restated Articles of Incorporation do not grant preemptive rights. The common stock may not be redeemed except upon our consent and the consent of the shareholders and the common stock is not subject to liability for further calls or to assessments by Provectus. This summary does not purport to be complete and is qualified in its entirety by reference to our Restated Articles of Incorporation, the Securities Act and to Nevada law.

Preferred Stock

     We are authorized to issue 25,000,000 shares of preferred stock, $.001 par value per share, of which no shares are issued and outstanding. The shares of preferred stock may be issued from time to time in one or more series, in any manner permitted by law, as determined from time to time by our board of directors, and stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors pursuant to authority vested in it. Without limiting the generality of the foregoing, shares in such series shall have voting powers, full or limited, or no voting powers, and shall have such designations, preferences and relative, participating, optional, or other special rights, and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by our board of directors. The number of shares of any such series so set forth in the resolution or resolutions may be increased (but not above the total number of authorized shares of preferred stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the board of directors.

Governing Law and Organizational Documents

     Shareholders' rights and related matters are governed by the laws of the State of Nevada and our Restated Articles of Incorporation and our Bylaws. Our Restated Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single voting group. Our Bylaws may be amended by either the affirmative vote of 75% of all shares outstanding and entitled to vote generally in the election of directors, or by an affirmative vote of a majority of our directors then holding office.

Stock Option Plans

     The 2002 Stock Option Plan provides for the grant of four types of incentive awards: stock options, stock appreciation rights, rights to purchase restricted stock, and long-term performance awards.

     Our employees and consultants, including officers and directors who also are employees or consultants, and our directors who are not employees whose present and potential contributions are important to our continued success are eligible to receive awards under the plan. The purpose of a long-term incentive plan is to direct the attention and efforts of participating employees to our long-term performance by relating incentive compensation to the achievement of long-term corporate economic objectives. The plan also is designed to retain, reward and motivate participating employees by providing an opportunity for investment in the company and the advantages inherent in ownership of our common stock.

     A total of 2,000,000 shares of our common stock may be subject to, or issued pursuant to, awards granted under the plan. If an award under the plan is forfeited or terminated for any reason, the shares of common stock that were subject to the award again become available for distribution in connection with awards under the plan. In addition, shares subject to stock appreciation rights that are exercised for cash again become available for distribution in connection with awards under the plan.

     The plan may be administered by one or more administrators if the board of directors deems division of administration necessary or desirable in order to comply with applicable law. Because the board of directors has not appointed any committees and because we have so few employees, the entire board of directors currently is acting as the administrator of the plan.

     The administrator has the exclusive discretion to select the employees, consultants and non-employee directors who receive awards under the plan and to determine the type, size, and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the plan. The plan will remain in effect until all awards under the plan either have been satisfied by the issuance of shares of our common stock or the payment of cash or have expired or otherwise terminated or the plan is otherwise terminated by our board of directors. However, no awards may be granted more than ten years after the date of the shareholder's approval of the plan. Generally, a participant's rights and interest under the plan will not be transferable except by will or by the laws of descent and distribution.

Transfer Agent

     We have retained Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, UT 84107, as the transfer agent for our common stock. Atlas Stock Transfer Corporation's telephone number is (801) 266-7151.

                              Plan Of Distribution

     The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

     o    ordinary   brokerage   transactions  and  transactions  in  which  the
          broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases  by  a   broker-dealer   as  principal  and  resale  by  the
          broker-dealer  for  its  account;

     o    an  exchange   distribution  in  accordance  with  the  rules  of  the
          applicable exchange;

     o    privately negotiated transactions;

     o short sales, but, if at all, only after the effectiveness of the registration statement of the shares of common stock offered hereby;

     o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling shareholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. We believe that the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling shareholders are deemed to be underwriters, the selling shareholders may be subject to statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     We are required to pay all fees and expenses incident to the registration of the shares. Otherwise, all discounts, commissions or fees incurred in connection with the sale of the common stock offered hereby will be paid by the selling shareholders.

     Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing

     o the name of each such selling shareholder and of the participating broker-dealer(s);

     o    the number of shares involved;

     o    the price at which such shares were sold;

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     o    that such broker-dealer(s) did not conduct any investigation to verify
          the   information  set  out  or  incorporated  by  reference  in  this prospectus; and

     o    other facts material to the transaction.

     To comply with the securities laws of some states, the shares will be sold in those jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

     We advised the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of the shares offered hereby.

                    Indemnification Of Officers And Directors

     Nevada law provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation (i.e., a "non-derivative proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he or she:

     o Is not liable under Section 78.138 of the Nevada Revised Statutes for breach of his or her fiduciary duties to the corporation; or

     o Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (i.e., a "derivative proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he:

     o Is not liable under Section 78.138 of the Nevada Revised Statute for breach of his or her fiduciary duties to the corporation; or

     o Acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

     Under Nevada law, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation is obligated to indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

     Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify him or her against such liability and expenses.

     Under  our  Restated  Articles  of  Incorporation,   we  are  obligated  to
indemnify, to the fullest extent permitted by Nevada law, any director or officer who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that the director or officer, or a person of whom he or she is the legal representative, is or was a director or officer of Provectus, or a member of any committee of our board of directors, or is or was serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, partner, trustee, employee or agent or in any other capacity while serving as a director officer, partner, trustee, employee or agent; against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the director or officer in connection with the proceeding. In addition, indemnification is required to continue as to a person who has ceased to be a director, officer, partner, trustee, employee or agent and inures to the benefit of his or her heirs, executors and administrators. However, subject to the exceptions detailed below, we may indemnify a person seeking indemnification in connection with a proceeding (or part thereof) initiated by the person seeking indemnification only if the proceeding (or part thereof) was authorized by our board of directors. We may indemnify any employee or agent of Provectus to an extent greater than required by law only if and to the extent that our directors, in their discretion, may determine.

     If we do not pay a claim for indemnification under the our Restated Articles of Incorporation in full within 30 days after a written claim has been received by us, the claimant may at any time thereafter bring suit against us to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also will be entitled to be paid the expense of prosecuting such claim. With some exceptions, we may defend against an action brought for this purpose that the claimant has not met the standards of conduct which make it permissible under Chapter 78 of the Nevada Revised Statutes for us to indemnify the claimant for the amount claimed, but the burden of proving such defense is on us. Neither our failure (including the failure of our board of directors, independent legal counsel or our shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Chapter 78 of the Nevada Revised Statutes, nor an actual determination by us (including our board of directors, independent legal counsel or our shareholders) that the claimant has not met such applicable standard of conduct is a defense to the action or creates a presumption that the claimant has not met the applicable standard of conduct.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Provectus pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                  Where You Can Find More Information About Us

     We file reports, proxy statements, information statements and other information with the SEC. You may read and copy this information, for a copying fee, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services, and at the web site maintained by the SEC at http://www.sec.gov.

     We have filed the registration statement under the Securities Act, with respect to the securities offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the registration statement and the exhibits filed as a part thereof, which may be found at the locations and website referred to above.

                Incorporation Of Certain Information By Reference

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

o Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.

o Our Quarterly Report on Form 10-QSB for the quarters ended March 31, June 30 and September 30, 2003.

o    Our Current Reports on Form 8-K, dated:

          o    January 3, 2003;

          o    May 22, 2003;

          o    June 26, 2003;

          o    December 2, 2003; and

          o    December 15, 2003.

o    Our Definitive Proxy Statement to Shareholders, dated April 30, 2003.

     We are also incorporating by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the SEC or us. Documents incorporated by reference are available from us without charge, except exhibits, unless we have specifically incorporated by reference an exhibit into a document that this prospectus incorporates. Shareholders may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from:

                         Provectus Pharmaceuticals, Inc.
                            ATTN: Investor Relations
                         7327 Oak Ridge Highway, Suite A
                           Knoxville, Tennessee 37931
                                 (865) 769-4011

                                     Experts

     The financial statements included and incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern) appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                  Legal Matters

         The validity of the shares we are offering will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, 207 Mockingbird Lane, P.O. Box 3038, Johnson City, Tennessee 37602.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses in connection with this offering are as set forth in the following table. All amounts except the Securities and Exchange Commission ("SEC") registration fee are estimated.

       SEC Registration Fee                 $     439.34
       Printing and Engraving Expenses          2,500.00
       Accounting Fees and Expenses             8,000.00
       Legal Fees and Expenses                 50,000.00
       Miscellaneous                            1,500.66
                                            ------------

       Total                                $  62,440.00


Item 15.  Indemnification of Officers and Directors.

     See "Indemnification Of Officers And Directors" in the prospectus.

Item 16.  Exhibits

     The following exhibits are filed as part of this Registration Statement.


 Exhibit No.                       Description
------------                       -----------

     4.1 Form of 8% Convertible Debenture (Annex I to Securities Purchase Agreement, as hereinafter defined)

     4.2   Form of Warrant (Annex VI to Securities Purchase Agreement)

     4.3 Registration Rights Agreement dated as of November 19, 2003 by and among the Company and the investors named therein (Annex IV to Securities Purchase Agreement)

     4.4 Registration Rights Agreement dated as of September 4, 2003 by and among the Company and Bruce A. Cosgrove and George F. Matin

     4.5 Form of Warrant issued to selling shareholders other than holders of 8% Convertible Debentures

     4.6 Registration Rights Agreement dated as of December 26, 2003 by and between the Company and The Research Foundation of State University of New York

     5.1   Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

     10.1 Securities Purchase Agreement dated as of November 19, 2003 by and among the Company and the lenders named therein (the "Securities Purchase Agreement")

     13.1* Annual Report on Form 10-KSB for the fiscal year ended  December  31,
           2002

     13.2**Quarterly  Report on Form 10-Q for the fiscal quarter ended September
           30, 2003

     23.1 Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. (included in Exhibit 5.1)

     23.2  Consent of BDO Seidman LLP

     24.1 Power of Attorney (included on Page II-4 of this Registration Statement).
----------------------------
*       Previously filed with the SEC on April 15, 2003
**      Previously filed with the SEC on November 14, 2003


Item 17.  Undertakings.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"),

          (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement,

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Knoxville, State of Tennessee on February 12, 2004.

                                       PROVECTUS PHARMACEUTICALS, INC.

                                       By:   /s/ Timothy C. Scott
                                             -----------------------------------
                                             Timothy C. Scott, Ph.D.
                                             President



                                POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints H. Craig Dees, Ph.D. and Timothy C. Scott, Ph.D., and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement on Form S-2 filed by Provectus Pharmaceuticals, Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "SEC"), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC; granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities indicated on February 12, 2004:


    Signatures                                    Title
    ----------                                    -----
/s/ H. Craig Dees
-------------------------    Chief Executive Officer and a Director (Principal
 Craig Dees, Ph.D.           executive officer)

/s/ Timothy C. Scott
-------------------------    President and Director (Principal financial officer
Timothy C. Scott, Ph.D.      and principal accounting officer)

/s/ Eric A. Wachter
-------------------------    Director
Eric A. Wachter, Ph.D.

/s/ Stuart Fuchs
------------------------     Director
Stuart Fuchs

                                  EXHIBIT INDEX

   Exhibit No.                    Description
   -----------                    -----------

     4.1 Form of 8% Convertible Debenture (Annex I to Securities Purchase Agreement, as hereinafter defined)

     4.2   Form of Warrant (Annex VI to Securities Purchase Agreement)

     4.3 Registration Rights Agreement dated as of November 19, 2003 by and among the Company and the investors named therein (Annex IV to Securities Purchase Agreement)

     4.4 Registration Rights Agreement dated as of September 4, 2003 by and among the Company and Bruce A. Cosgrove and George F. Matin

     4.5 Form of Warrant issued to selling shareholders other than holders of 8% Convertible Debentures

     4.6 Registration Rights Agreement dated as of December 26, 2003 by and between the Company and The Research Foundation of State University of New York

     5.1   Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

     10.1 Securities Purchase Agreement dated as of November 19, 2003 by and among the Company and the lenders named therein (the "Securities Purchase Agreement")

     13.1* Annual Report on Form 10-KSB for the fiscal year ended  December  31,
           2002

     13.2**Quarterly  Report on Form 10-Q for the fiscal quarter ended September
           30, 2003

     23.1 Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. (included in Exhibit 5.1)

     23.2  Consent of BDO Seidman LLP

     24.1 Power of Attorney (included on Page II-4 of this Registration Statement).

----------------------
*       Previously filed with the SEC on April 15, 2003
**      Previously filed with the SEC on November 14, 2003